Mr. Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 21, 2018

Re:	XTI Aircraft Company

Offering Statement on Form 1-A

Filed July 25, 2018

File No. 024-10872

Dear Mr. Dobbie:

Thank you for your comments of August 17, 2018 regarding the Offering Statement of XTI Aircraft Company (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

General

1. We note that the Subscription Agreement includes an exclusive forum provision. Please include risk factor disclosure in which you discuss the risks to investors of such a provision. We also note that the agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under federal securities laws and include risk factor disclosure to discuss the specific risks and consequences to shareholders as a result of their inability to pursue a jury trial.

The Company has amended the offering circular to include a risk factor relating to the exclusive forum, and jury trial waiver.

Management’s Discussion and Analysis

Operating Results, page 21

2. We note your disclosure regarding certain deposits and convertible notes that represent orders for 58 aircraft under your Aircraft Reservation Deposit Agreement. Please revise to discuss the terms of this agreement, including, for example, whether the deposits are refundable, whether the reservation is binding on the potential purchaser and any other material terms. Please balance similar disclosure about these orders elsewhere in the offering circular and clarify, if true, that the $380 million of future revenue from these orders is potential revenue that may not be earned for many years or at all.

The Company has amended its disclosure to reinforce that the deposits are fully refundable and there is no binding reservation on the part of the customer. The disclosure referencing the deposits has been amended throughout the offering circular.

Index to Exhibits, page 51

3. We note the indication in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.

This box was selected in error. To date, the Company has not used any testing the waters materials for this offering and has no intention to do so prior to qualification.

Thank you again for the opportunity to respond to your questions to the Offering Statement of XTI Aircraft Company. If you have additional questions or comments, please contact me at sara@crowdchecklaw.com.

Sincerely,

/s/Sara Hanks

Sara Hanks

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc:	David Brody

President

XTI Aircraft Company

7395 S. Peoria St., Suite 206

Englewood, CO 80112